SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              HERCULES INCORPORATED
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                         ISP ACQUISITION CORP. (OFFEROR)
                          a wholly owned subsidiary of

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
--------------------------------------------------------------------------------
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))


                        Common Stock, $25/48 stated value
                            per share, together with
                          associated Rights to Purchase
                               Fractional Units of
                                 Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    427056106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-4000

                                    COPY TO:
                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8320
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)



NY2:\971916\01\KTX_01!.DOC\54104.0018

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction
       Valuation
                                                     Amount of Filing Fee
    not applicable
                                                        not applicable
--------------------------------------------------------------------------------


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________  Filing Party:________________________

Form or Registration No.:_____________  Date Filed:__________________________

       [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

                  Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [X]      third-party tender offer subject to Rule 14d-1.

                  [ ]      issuer tender offer subject to Rule 13e-4.

                  [ ]      going-private transaction subject to Rule 13e-3.

                  [ ]      amendment to Schedule 13D under Rule 13d-2.


                  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



          ----------------------------------------------------------

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         ------------------------------

                              HERCULES INCORPORATED
                                (Name of Issuer)


COMMON STOCK, $25/48 STATED VALUE PER SHARE                    427056106
     (Title of class of securities)                          (CUSIP number)


                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000


                                OCTOBER 11, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


================================================================================


NY2:\971895\01\KTX301!.DOC\54104.0016

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 2 of 8 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                         10,719,200
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                    10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                               10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.99%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 3 of 8 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                           10,719,200
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                  0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                      10,719,200
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                             0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                               10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.99%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 4 of 8 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 INTERNATIONAL SPECIALTY PRODUCTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                         10,719,200
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                    10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                               10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.99%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


                     This Amendment No. 1 ("Amendment No. 1") amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on July 24, 2000, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments"), and International Specialty Products Inc. ("ISP" and together with ISP Investments and ISP Opco, the "Reporting Persons") with respect to their ownership of common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the
Schedule 13D.

ITEM 4.              PURPOSE OF TRANSACTION

                     On October 11, 2000, Samuel J. Heyman, Chairman of the Board of ISP, sent the following letter to the members of the Board of Directors of the Company:


Board of Directors
Hercules Incorporated
Hercules Plaza
1313 North Market Street
Wilmington, DE  19894-0001

Dear Hercules Board member:

                     As you no doubt are aware, Vince Corbo and I have had a number of discussions in recent weeks regarding Hercules' restructuring program. In this regard, I was surprised to learn from Vince yesterday that, notwithstanding the recent Moody's downgrade of the Company's debt as well as other developments referred to below, Hercules does not intend to alter its current course. Parenthetically, the downgrade, coming at a particularly turbulent time in the high yield market (I am enclosing an October 10th, Wall Street Journal article entitled, "Junk-Bond Prices Shrink As Investor Caution Grows," regarding this subject), will now result in a very costly refinancing for the Company -- thereby making it impossible for Hercules to achieve anywhere near the interest savings previously projected.

                     While Hercules' game plan may have made good sense when first adopted, we are convinced that adverse developments in recent months have now overtaken it. Accordingly, for Hercules to proceed now with a "too little, too late" program raises serious question as to whether the Company is pursuing a strategy which discriminates in favor of its creditors at the expense of its shareholders.

                     Consider these recent developments:

         (1) Significant delays in asset dispositions, including the real possibility that FiberVisions will not be sold at this time;
         (2)      Decline in growth forecasts for core operations;
         (3)      Reduction in size of acquisition program;
         (4)      Significant decline in projected interest rate savings;
         (5) Adverse impact of the euro, which is especially significant for Hercules given its substantial European presence.
         (6)      Decline in overall earnings projections; and
         (7)      Drastic dividend reduction.

                     In the face of these developments, it has become all too apparent to us that the course Hercules is now pursuing will not enhance shareholder value but erode it instead. What justification can there be for making asset divestitures which are earnings dilutive, and which in the end, because of the credit downgrade as well as other factors, will not be sufficient to enable Hercules to achieve sufficient financial flexibility to grow its remaining businesses at anywhere near the targets the Company established only several months ago? Under all the circumstances and given the fact that private sale values of specialty chemicals businesses are still robust and well above public trading values, we have come to the conclusion that the only practicable option for realizing Hercules' underlying values must involve the sale of the Company, in whole or in parts.

                     Also of serious concern to us is Hercules' apparent disregard for the interest of its shareholders, as demonstrated by its adoption of a "poison pill" on August 7th, which provides for a 10% trigger point. Significantly, the Board adopted this anti-shareholder provision little more than 2 weeks after we had notified Vince that we had acquired 9.9% of Hercules' shares, informing him at the same time that we wished to increase our ownership position and were filing a Hart-Scott Rodino application seeking permission to do so. Moreover, Hercules' refusal to eliminate or modify its "poison pill" in the face of our offer of a standstill agreement is further indicative of Hercules' anti-shareholder bias.

                     We are therefore requesting that the Hercules Board abandon its "too little, too late" approach and promptly entertain a sale of the Company while the time is still propitious. And the timing here is all the more important in light of the fact that Hercules is about to embark on a major refinancing, which we anticipate could become extremely expensive to unwind should Hercules decide to pursue a sale of the Company at a later time.

                     In the meantime, as an expression of our confidence in this proposed course of action and to provide those Hercules shareholders who wish to sell their shares now with an opportunity to do so at a 25% premium above the current market price, we are prepared to commence a tender offer for 25 million shares of Hercules common stock at $17.50 per share in cash. While we believe that Hercules' shares should be worth more, in a sale of the Company, than our tender offer price, this price represents an almost 50% premium over Hercules' closing price of $11.75 per share on July 21st, the day before ISP's 13D filing providing notice for the first time that it had acquired a 9.9% interest in Hercules. ISP's tender offer will not be subject to financing but will obviously require that the Hercules Board exempt our offer from the "poison pill" and approve ISP's purchase of shares for purposes of Section 203 of the Delaware General Corporation Law.

                     We are prepared to commence the tender offer promptly should you inform us that you will meet the above conditions. We would appreciate your timely response.

                                                        Sincerely,


                                                        /s/ Samuel J. Heyman

           ISP INTENDS TO FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION RELATING TO ISP'S OFFER TO PURCHASE UP TO 25 MILLION SHARES OF COMMON STOCK OF THE COMPANY, IF THE COMPANY INFORMS ISP THAT IT WILL SATISFY THE CONDITIONS INDICATED IN MR. HEYMAN'S LETTER ABOVE. ALL COMPANY SHAREHOLDERS SHOULD READ THE TENDER OFFER STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. WHEN COMPLETED, THE TENDER OFFER STATEMENT WILL BE AVAILABLE AT NO CHARGE ON THE SEC WEBSITE AT HTTP:\\ WWW.SEC.GOV AND COPIES WILL ALSO BE MADE AVAILABLE AT NO CHARGE BY ISP OR ITS DESIGNATED INFORMATION AGENT.










             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: October 11, 2000


                                         ISP OPCO HOLDINGS INC.
                                         ISP INVESTMENTS INC.
                                         INTERNATIONAL SPECIALTY PRODUCTS INC.

                                         By: /s/ Richard A. Weinberg
                                             ----------------------------------
                                             Richard A. Weinberg
                                             Executive Vice President,
                                             General Counsel and
                                             Secretary